October 14, 2005

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Petróleos Mexicanos

Form 20-F for Fiscal Year Ended December 31, 2004

Filed June 30, 2005, File No. 0-00099

Dear Mr. Schwall:

By letter dated August 19, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 30, 2005. By letter dated September 2, 2005 (the “Second Response Letter”), on behalf of Petróleos Mexicanos, we provided responses to all of the Staff’s comments except for comment number two and requested an extension of twenty business days in order to provide a complete response to this comment. Following further discussions with the Staff, on October 4, 2005, we submitted a written request for an additional ten business days to complete this response. Subsequent to the filing of the Second Response Letter, the Staff informed us that they would like Petróleos Mexicanos to provide additional information regarding comment number one from the Second Response Letter.

For your convenience, we have reproduced below in italics the Staff’s comment number one (as supplemented by oral comments received from the Staff) and number two and have provided our response immediately below the comments. As discussed with the Staff on September 6, 2005, based on the response set forth in this letter, Petróleos Mexicanos is filing an amendment to the Form 20-F (the “Amendment”) concurrently with this response letter to reflect the revised disclosure included in this and prior response letters.

1.	We note your supplemental condensed consolidating financial information. Please explain in detail how your ownership of the Subsidiary Guarantors, which you indicate that you control, meets the requirements of Rule 3-10(f) of Regulation S-X. Please provide us with a detailed description of your organizational and ownership structure. This comment applies to all presentations of condensed consolidating information in your financial statement notes.

In particular, please explain how under the Organic Law the relationship between Petróleos Mexicanos and the Subsidiary Guarantors is analogous to that of a subsidiary that is 100% owned (as defined by Rule 3-10(h)(1) of Regulation S-X) by its parent.

Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”) hereby supplements the initial response it provided to this comment in the Second Response Letter.

PEMEX expressly recognizes that its ability to present condensed consolidating information in its financial statement notes rather than separate financial statements is conditioned upon each of Pemex-Exploration, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) being “100% owned” (as defined by Rule 3-10(h)(1) of Regulation S-X) by Petróleos Mexicanos. Pursuant to the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, which we refer to as the Organic Law), the Subsidiary Guarantors were created as “decentralized public entities,” not as Mexican corporations. As such, the Subsidiary Guarantors do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders.

Because the Subsidiary Guarantors are not in corporate form, Rule 3-10(h)(1) provides that a subsidiary is “100%-owned if the sum of all interests are owned, either directly or indirectly, by its parent company” other than “(i) Securities that are guaranteed by its parent and, if applicable, other 100%-owned subsidiaries of its parent; and (ii) Securities that guarantee securities issued by its parent and, if applicable, other 100%-owned subsidiaries of its parent.” In the adopting release for Rule 3-10, it is noted that the definition of 100% ownership of a subsidiary was justified by the need to provide investors in guaranteed securities assurance that there would be no competing equity interest in the assets or revenues of the subsidiary guarantor.1 The adopting release further explains the justification in the following terms:

“This allows investors to evaluate the creditworthiness of the parent and subsidiary as a single, indivisible business. If a third party holds an interest in the subsidiary, the risks associated with investment in parent and subsidiary are not identical. Where those risks are not identical, there is not the financial unity between the subsidiary and its parent that is needed to justify the modified financial information permitted by paragraphs (b) through (f) of Rule 3-10.”2

[1]	SEC Release No. 33-7878 (Sept. 5, 2000).
[2]	Id.

Petróleos Mexicanos, the Subsidiary Guarantors and the other Non-Guarantor Subsidiaries (comprised of Pemex-Petrochemicals and the consolidated Subsidiary Companies (as defined in the Form 20-F) do comprise a single, indivisible business—the state petroleum industry of Mexico. PEMEX believes that the risks associated with investment in Petróleos Mexicanos and the Subsidiary Guarantors are identical and the requisite parent-subsidiary financial unity is present.

Although the Subsidiary Guarantors do not have equity securities, the economic and control rights that are typically included in equity securities are held exclusively by Petróleos Mexicanos. With respect to economic rights, Petróleos Mexicanos has the right to all income and the obligation to discharge any liabilities accrued by the Subsidiary Guarantors. There are no restrictions on the ability of the Subsidiary Guarantors to transfer funds to Petróleos Mexicanos in the form of cash dividends, loans or advances. As for control rights, Article 10 of the Organic Law expressly states that the Board of Directors of Petróleos Mexicanos has the exclusive power and authority to conduct the central planning and to formulate the strategic guidelines of all the activities that comprise the petroleum industry of Mexico. This power of Petróleos Mexicanos includes the ability to plan and prepare the budget for the entire petroleum industry of Mexico, to seek economic and financial balance among the Subsidiary Guarantors and to evaluate their performance. Because this exclusive power resides in Petróleos Mexicanos, no other entity (including other Mexican governmental agencies) has the power to direct the Subsidiary Guarantors in any aspect of their operations. Therefore, in accordance with the definition in Rule 3-10(h)(1), other than guarantees of securities issued or guaranteed by Petróleos Mexicanos, “the sum of all the interests” in each of the Subsidiary Guarantors is owned by Petróleos Mexicanos.

In contrast, P.M.I. Comercio Internacional, S.A. de C.V. was created as a Mexican corporation and not as a decentralized public entity. As a result, P.M.I. Comercio Internacional, S.A. de C.V. has the power to issue shares of equity securities evidencing ownership interests. PEMEX has disclosed in the Form 20-F that it does not, directly or indirectly, own 100% of the equity of P.M.I. Comercio Internacional, S.A. de C.V. Minority interests in that subsidiary are held by Banco Nacional de Comercio Exterior, S.N.C. (National Bank for Foreign Trade) (1.67%) and the Ministry of Energy (0.0001%). P.M.I. Comercio Internacional, S.A. de C.V. is not, however, one of the Subsidiary Guarantors. If there were third parties that held minority interests in any of the Subsidiary Guarantors, PEMEX would disclose this fact in a similar fashion and provide separate financial statements for such Subsidiary Guarantor. As of the date hereof, PEMEX confirms that no person or entity holds a minority interest in any of the Subsidiary Guarantors.

2.	We note you have provided a qualitative disclosure of U.S. GAAP differences pertaining to your Subsidiary Guarantors. Please modify your disclosures to include a quantitative reconciliation to U.S. GAAP. This comment applies to all presentations of condensed consolidating information in your financial statement notes.

PEMEX does not present separate financial statements in its filings on Form 20-F for the Subsidiary Guarantors because the guarantees of the Subsidiary Guarantors are full and unconditional and joint and several, and PEMEX’s management has determined that such information is not material to investors. In Note 20 to the consolidated financial statements, PEMEX presents condensed consolidating balance sheets at December 31, 2004 and 2003, and condensed consolidating statements of operations and changes in financial position for the years ended December 31, 2004, 2003 and 2002, for each of the three consolidating groups of PEMEX: Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries. In Note 21, the same information is presented for the following four consolidating groups: Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries. This condensed consolidating financial information is presented in accordance with Rule 3-10(d) of Regulation S-X.

In response to the Staff’s comment, PEMEX has replaced the narrative description of the U.S. GAAP adjustments that it had previously included in Notes 20 and 21 with tables that present the reconciliation of equity to U.S. GAAP as of December 31, 2004 and 2003, and the reconciliation of income to U.S. GAAP for the three years ended December 31, 2004, for each of (a) Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries in Note 20 and (b) Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries in Note 21.

The reconciliation of the statement of changes in financial position to U.S. GAAP presents difficult issues that affect all registrants that prepare their financial information in accordance with Mexican GAAP and on a price-level adjusted basis. As discussed with the Staff, PEMEX understands that these issues are being addressed by Mr. Craig Olinger at the Staff with Mr. Wayne Carnall of PricewaterhouseCoopers (the independent auditors of PEMEX), and that the issue may be included in the upcoming agenda of the American Institute of Certified Public Accountants (AICPA) International Practices Task Force. As no resolution of the issue has been reached as of the date hereof, PEMEX understands that it will not be required to amend the Form 20-F to reflect any additional cash flow information, and will instead reflect the resolution of this issue in the financial statements included in its Annual Report for its fiscal year ended December 31, 2005.

We note that in the process of preparing this response, PEMEX discovered certain errors had been made in the condensed balance sheets at December 31, 2004 and 2003, and condensed consolidating results of operations and statements of changes in financial position for the years ended December 31, 2004, 2003 and 2002. PEMEX has determined that these errors did not have an impact on either the consolidated figures or its total cash and cash equivalents at the end of any of these three years. PEMEX will include the corrected financial information in the Amendment.

Finally, in order to avoid any confusion regarding which entities are included in the consolidating groups, the columns labeled “Corporate” in Notes 20 and 21 are now labeled “Petróleos Mexicanos.”

*                *                *

If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (212) 225-2575 or Wanda J. Olson at (212) 225-2730.

Very truly yours,

/s/ Grant M. Binder

cc:	Mr. James Murphy

Ms. Jill Davis

Mr. Kevin Stertzel

Securities and Exchange Commission

Mr. Juan José Suárez Coppel

Mr. Víctor Cámara

Mr. Ricardo Fernández

Ms. Celina Torres

Mr. Enrique Díaz

Mr. Ernesto Balcázar

Petróleos Mexicanos

Ms. Wanda J. Olson

Ms. Yasmin Mehrain

Ms. Mary Connell Grubb

Cleary Gottlieb Steen & Hamilton LLP